Flying Eagle Acquisition Corp.

2121 Avenue of the Stars, Suite 2300

Los Angeles, CA 90067

March 3, 2020

VIA EDGAR

William Demarest

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Flying Eagle Acquisition Corp.
Registration Statement on Form S-1
Filed February 11, 2020, as amended
File No. 333-236367

Dear Mr. Demarest:

Pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, Flying Eagle Acquisition Corp. respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Washington D.C. time on March 5, 2020, or as soon thereafter as practicable.

Please call Daniel Nussen of Winston & Strawn LLP at (213) 615-1972 to provide notice of the effectiveness of the Registration Statement.

[Signature Page Follows]

Very truly yours,

Flying Eagle Acquisition Corp.

By: /s/ Eli Baker
Name: Eli Baker
Title: Chief Financial Officer

cc:     Daniel Nussen, Winston & Strawn LLP

[Signature Page to Acceleration Request]